UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER


                          HAIRMAX INTERNATIONAL, INC.
        (Exact name of registrant as specified in its corporate charter)


                                    814-00668
                              (Commission File No.)


           Nevada                                        13-3422912
   (State of Incorporation)                  (IRS Employer Identification No.)


             9900 W Sample Road, Suite 300, Coral Springs, FL 33065
                    (Address of principal executive offices)


                                 (954) 825-0299
                         (Registrant's telephone number)



                          HAIRMAX INTERNATIONAL, INC.

                        INFORMATION STATEMENT PURSUANT TO
                          SECTION 14F OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

             ------------------------------------------------------

              NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.


GENERAL

     This Information Statement is being mailed on or about December 28, 2004 to the holders of record as of December 28, 2004, of common stock, par value $0.001 per share (the "common stock"), of Hairmax International, Inc., a Nevada corporation (the "Company"). You are receiving this Information Statement in connection with the Company's election of three designees of the shareholders of Arcotect Digital Technology Ltd, a corporation organized under the laws of Hong Kong ("ADT"), to the Board of Directors of the Company (the "Designees").

     Pursuant to and at the signing of a Plan of Exchange dated December 28, 2004 (the "Agreement"), among the Company, ADT, the shareholders of ADT (the "ADT Shareholders"), and Edward A. Roth and Alisha Roth, the majority shareholders  of  the  Company  (the  "Majority  Shareholders"),  the  Majority
Shareholders transferred 2,850,000 shares of Series A Convertible Preferred Stock to the ADT Shareholders, and have agreed to transfer 1,750,000 (post-reverse split) shares to an investor to be designated by the ADT Shareholders. After the Company files a Form N-54C with the Commission to terminate its status as a Business Development Company, an entity regulated by the Investment Company Act of 1940, as amended, the Company will issue 20,000,000 (post-reverse split) new shares to the ADT Shareholders in exchange for all of their shares of capital stock of ADT, which will then become a wholly-owned subsidiary of the Company. In connection with the Plan of Exchange, the ADT shareholders have agreed to use their best efforts to cause the Company to dispose of all of the assets and liabilities of the Company, and the Majority Shareholders have agreed, jointly and severally, to indemnify and hold the Company and the ADT Shareholders harmless from and against any and all losses, claims, liabilities or expenses that may be associated with such disposal. When the exchange is completed, the ADT shareholders will own 90.62% of the Company's then to be outstanding common stock. The shares of Series A Convertible Preferred Stock of the Company are convertible into 200 shares of common stock, and they vote with the common stock on all matters presented for a vote on an as converted basis. An executed copy of the Agreement is attached hereto as Exhibit 10.

     The Agreement contemplates that all of the transactions to be consummated shall be effected when and if (i) all necessary filings are made with the Securities and Exchange Commission and other state regulatory authorities to effect the exchange transaction and the Company ceases to be a Business Development Company, (ii) the Company effects a change of its name from Hairmax International, Inc. to China Digital Media Corporation, (iii) the Company effects a change of its ticker symbol to such new ticker symbol as the NASDAQ Stock Market shall designate, and (iv) the Company effects a 100:1 reverse stock split that has been authorized by its Board of Directors and the Majority Shareholders of the Company. The date on which the exchange transaction takes place is referred to herein as the "Closing Date".

     As of December 28, 2004, Edward A Roth was terminated as President and Chief Executive Officer of the Company by the Board of Directors. In addition, the Board of Directors has appointed Chi Shing Ng as President and Chief Executive Officer to fill that position, and he will also be nominated as one of the Designees for election to its Board of Directors. The other designees to the Board of Directors include Chi Keung Lui, Wei Yu Zhow, and Ms. Chen Juan, and background information on all four individuals follows.

     Prior to the consummation of the transactions contemplated by the Agreement, the Majority Shareholders controlled the Company, owning 2,850,000 outstanding shares of Series A Convertible Preferred Stock and 177,263,001 shares of common stock. Mr. Roth was Chairman of a Board of Directors composed of himself and two non-interested persons. As part of the transaction contemplated herein, the Majority Shareholders (including Mr. Roth) transferred, in exchange for two payments totaling $400,000 by ADT and/or the ADT Shareholders, 2,850,000 shares of Series A Convertible Preferred Stock that they owned.

     On December 28, 2004, the Company filed a preliminary Information Statement on Schedule 14C pursuant to Section 14(c) of the Securities Exchange Act of 1934 with the Securities and Exchange Commission in connection with a proposal to amend its corporate charter to change the name of the corporation from Hairmax International, Inc. to China Digital Media Corporation, which was approved by action by written consent without a meeting of all shareholders entitled to vote on the record date (the "Name Change Proposal"). The Name Change Proposal is not effective before the mailing or delivery of the definitive Information Statement on Schedule 14C to shareholders at least 20 days prior to the date on which the action by written consent may take effect. After all of the transactions contemplated by the Agreement are consummated, the Company will have 22,069,210 shares of common stock issued and outstanding.

TRANSFER OF THE SERIES A CONVERTIBLE PREFERRED STOCK TO THE ADT SHAREHOLDERS WILL RESULT IN A CHANGE IN CONTROL OF THE COMPANY.

     No action is required by the shareholders of the Company in connection with the election or appointment of the Designees to the Board. However, Section 14(f) of the Securities Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

VOTING  SECURITIES  AND  PRINCIPAL  HOLDERS  THEREOF

VOTING  SECURITIES  OF  THE  COMPANY:

     On December 28, 2004, there were 206,921,001 shares of common stock issued and outstanding. The Company authorized a 100:1 reverse stock split on November 22, 2004, which will become effective on or after January 7, 2005, upon the expiration of the 20 day waiting period required by Rule 14c-2 under the Securities Exchange Act of 1934, as amended. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT:

     The outstanding shares of common stock and shares of common stock issued upon conversion of the Series A Convertible Preferred Stock are the only class of equity securities of the Company currently issued and outstanding.

     The following table sets forth, as of December 28, 2004, certain information with respect to the common stock beneficially owned by (i) each Director, nominee and executive officer of the Company; (i) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors, nominees and executive officers as a group:

Name  and  Address  of       Amount  and  nature  of           Percentage  of
Beneficial  Owner            Beneficial Ownership (1)          Class
----------------------       -----------------------           --------------
Edward and Alisha Roth               177,263,001                   85.67%
9900  W  Sample Rd.,                 Direct
Ste. 300
Coral Springs, FL 33065

All Officers and Directors           182,509,686                   88.20%
as a Group                           Direct

Total Shares Issued and              206,921,001                  100.00%
Outstanding
----------------------       -----------------------           --------------

Notes  to  the  table:

(1) Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.


DIRECTORS,  NOMINEE  AND  EXECUTIVE  OFFICERS

     The following sets forth information concerning the current Directors, nominee and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been by the Board of Directors as a whole. During the fiscal year ended December 31, 2004, the Board of Directors held one formal meeting.

     Edward A. Roth has been President and Director of the Company since 1997. Mr. Roth previously served as Vice-President and Director of Operations for Cleaning Express USA since its inception in November 1994. During this period, Mr. Roth developed and implemented all operations and developments creating a company that started with less than 50 customers, and today services over 8,000 customers in South Florida. Mr. Roth was President of Advanced Appearance, a chain of Beauty Salons, in Alabama and Florida form 1978 to 1988. Prior to this Mr. Roth served as a management consultant working independently for 20 years.

     Mr. Roth has attended Auburn University majoring in business and marketing, and is also a veteran of the United States Air Force. Edward A. Roth is married to Alisha M. Roth

     Michael J. Bongiovanni has been Chief Financial Officer of the Company since April 2000. Mr. Bongiovanni is responsible for SEC reporting compliance and financial analysis of new operations including Beautyworks USA, Inc. Mr. Bongiovanni has served numerous publicly traded companies in financial consulting and business management since 1980. Mr. Bongiovanni received his Masters of Accounting degree at Florida Atlantic University.

     Alisha M. Roth has served as Secretary and Director of the Company since 1997. Mrs. Roth served previously as President of Cleaning Express USA, and during her tenure she was in charge of staffing and customer relations. Mrs. Roth has been with Cleaning Express USA since 1994, prior to that she was a resident of Trinidad, West Indies. Mrs. Roth has owned and operated her own business in the restaurant and pre-school development areas, and has 8 years of management experience. Alisha M. Roth is married to Edward A. Roth.

     Chi Shing Ng, President, Chief Executive Officer and Diretor Designee of the Company. Mr. Ng is founder and CEO of Arcotect Digital Technology Limited. Arcotect Digital was founded to capitalize on the numerous opportunities in China arising from the digitization of cable television services and the reform of state owned cable television enterprises.

     Mr. Ng has extensive experience in Cable TV operations, Internet and information technology industry. Mr. Ng is currently Chief Executive Officer and Architect of Arcotect Limited, one of the several pre-selected Hong Kong Government vendors in supplying e-Government information systems. Mg. Ng has been the Chairman & CEO of DCP Holdings Limited, a listed company in the Hong Kong Stock Exchange (2000 - 2001) which specializes in personal computer manufacturing and Internet related investment projects. In 1999, Mr. Ng was the Director of Cable Multimedia Services of Hong Kong Cable TV Limited, the only cable TV operator in Hong Kong. From 1995 to 1998, Mr. Ng was the founder and President of Hong Kong Star Internet Limited, the first commercial ISP in Hong Kong. Star Internet was the second largest ISP in Hong Kong and merged with HK Telecom IMS (the largest ISP at that time) in 1998.

     Mr. Ng has a significant record of service in the information technology industry. Mr. Ng was elected as one of Hong Kong's "Ten Outstanding Young Digi Persons" by the Hong Kong Productivity Council and Hong Kong Junior Chamber in 2000. Mr. Ng was the secretary of the Hong Kong Information Technology Federation, a non-profit trade association founded in 1980 with more than 300 corporate members. HKITF provides a forum in which IT-related businesses in Hong Kong can work together for the benefit of the industry and to maintain a high level of business practice amongst the members. Mr. Ng was a committee member of the Electronics & Communications Industry & Health Advisory Committee of the Occupational Safety & Health Council. Mr. Ng was also the founding member of Hong Kong Internet Service Providers Association and was elected as the first chairman from 1996 to 1999.

     Mr. Chi Keung Lui is a Director Designee of the Company. He is currently a Director of Finance and corporate Affairs of ADT.

     Prior to joining ADT, Mr. Lui was the founder and managing director of Beth Group for more than 7 years. The group provided ERP system development and SI service to local corporations. Through the activities of Information Technology consultants, software development, sales and marketing, Mr. Lui has gained substantial knowledge in Information Technology, new product development and sales force management.

     From 1989 to 1992, Mr. Lui was appointed as Director and General Manager of Tomson Pacific, a Hong Kong listed company. In the capacity as a member of the senior management team, Mr. Lui guided the company in various substantial investments including: the equity participation in the Macau Jockey Club, Macau Golf Club, Far East Biscuit Factory in China, several residential and commercial property developments in Hong Kong, Macau and China, the acquisition of Bond Corporation in Hong Kong with net assets of more than HK$2 billion. All of those experiences have given Mr. Lui many skills in corporate acquisitions and investment management.

     In addition, Mr. Lui has worked in the commercial and merchant banking fields for more than 10 years. His experiences qualify him as an investment analyst and corporate planner.

     Mr. Lui graduate from the Baptist University, majoring in Business Management, with a minor in Accounting, and he completed a M.B.A. at the University of East Asia in Macau.

     Mr. Wei Yu Zhow is a Director Designee of the Company. He is currently general manager of Gu Wu Fei Yung Production Company Limited since 2000.

     Mr.  Zhow  worked  in  the  Bank  of  China  from  1989  to  2000.

     Ms. Chen Juan is a Director Designee of the Company. She is currently a teacher of computer related courses in Guangdong Dance College since 1999.


EXECUTIVE  COMPENSATION:

     Mr. Roth and Mrs. Roth have not received any cash compensation from the Company during the last three years. Prior to the time that the Company elected to become a Business Development Corporation, Mr. Roth received grants of stock pursuant to an employee benefit plan, in partial fulfillment of the Company's obligations to him under an Employment Agreement.

     Mr. Bongiovanni has received compensation for his services as Chief Financial Officer pursuant to a Consulting Agreement.

     No Directors of the Company have received compensation for their services as Directors nor have been reimbursed for expenses incurred in attending Board meetings.

     The Company may pay cash compensation to its officers and Directors in the future although no final determinations have been made as of the date hereof.

LEGAL  PROCEEDINGS:

     The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

COMPLIANCE  WITH  SECTION  16(A)  OF  THE  SECURITIES  EXCHANGE  ACT:

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of the Forms 3, 4 and 5 received by the Company.

     The Company is not aware of any person who at any time during the period prior to the quarter ended September 30, 2004 was a director, officer, or beneficial owner of more than ten percent of the common stock of the Company, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 since the date the Company filed it Registration Statement of Form 10SB with the Securities Exchange Commission.

OTHER  INFORMATION:

     The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.


Dated:  December  28,  2004

                                 By  Order  of  the  Board  of  Directors
                                 Hairmax  International,  Inc



                         By:     /s/  Edward  A  Roth
                         Name:   Edward  A  Roth
                         Title:  President



EXHIBIT  10.  Plan  of  Exchange  dated  December  28,  2004.